Target Global Acquisition I Corp.

PO Box 1093, Boundary Hall,

Cricket Square, Grand Cayman,

KY1-1102, Cayman Islands

December 6, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Ms. Julia Griffith
Mr. Justin Dobbie

Re:	Target Global Acquisition I Corp.
Registration Statement on Form S-1, as amended (File No. 333-253732)

Dear Ms. Griffith and Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 8, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44-20-7418-1334 with any questions or comments with respect to this letter.

Sincerely,

Target Global Acquisition I Corp.

By:	/s/ Shmuel Chafets
Name: Shmuel Chafets
Title: Chief Executive Officer

Via EDGAR

CC:	Leo Borchardt, Davis Polk & Wardwell London LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP